Eleanor Osmanoff Partner eosmanoff@cronelawgroup.com

VIA EDGAR

March 12, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications

and Services

100 F Street, NE

Washington, D.C., 20549

Attn: Nicholas O’Leary and Conlon Danberg

Re:	Re: N2OFF, Inc. Preliminary Proxy Statement on Schedule 14A Filed February 27, 2025 File No. 001-40403

Dear Mr. O’Leary and Mr. Danberg:

On behalf of our client, N2OFF, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 6, 2025 (the “Comment Letter”), relating to the above-referenced Preliminary Proxy Statement on Schedule 14A. Set forth below are the Company’s responses to the Comment Letter.

Preliminary Proxy Statement on Schedule 14A filed February 27, 2025

General

1. We note Proposal 1 is to approve a proposed acquisition by the Company of all of the share capital of MitoCareX Bio Ltd., including the issuance of shares of the Company’s common stock that is equal to or in excess of 20% of the Company’s outstanding common stock before the issuance. Accordingly, please revise to provide the information required by Item 13(a) and Item 14 of Schedule14A or provide us with your analysis as to why you are not required to do so.

Response: Please see the Company’s response below to this Staff’s comment.

Based on the instructions to Items 13(a) and 14(a), the materiality of the information to stockholders to make informed voting decision controls the scope of the disclosure needed to be included in a proxy statement in connection with a merger or an acquisition transaction, including financial information/financial statements, and any information that is not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.

United States Securities and Exchange Commission

Attn: Nicholas O'Leary and Conlon Danberg

The Securities Purchase and Exchange Agreement (the “Purchase Agreement”), dated on February 25, 2025, by and among the Company, MitoCareX Bio Ltd., a private company incorporated under the laws of the State of Israel (the “Target”), and all of the shareholders of the Target (the “Sellers”), contemplates a transaction (the “Transaction”) by which the Company would acquire all of the share capital of the Target from Sellers, in consideration of the issuance of shares of the Company’s common stock equal to approximately 40% (calculated on a fully diluted basis as of the closing of the Transaction) and the $700,000 cash consideration. Based on the facts specific to this Transaction, the Company believes that certain requirements under Item 13(a) and Item 14 of Schedule 14A may be omitted in this proxy statement, including Target’s financial statements, an MD&A section and the pro forma financials, as they are not material for the Company’s stockholders in making an informed voting decision.

1)	The structure of this Transaction as an acquisition is different from the structure of a merger, consolidation, reorganization, a tender offer, or sale of all or substantially all of the assets of a target company. Such transactions require the approval from the stockholders of a domestic Nevada corporation under applicable Nevada corporate laws. Compared to those transactions, the Transaction does not require approval from stockholders of the Company, since the Company is a legal acquirer, and the Company’s stockholders are not offering, selling or otherwise disposing of their ownership in the Company pursuant to this Transaction;

2)	The Company’s stockholders are not entitled to appraisal or dissenter rights in connection with the Transaction under applicable provisions of Nevada corporate laws;

3)	While the Sellers will collectively acquire a beneficial ownership of 40% of the Company’s outstanding shares of common stock on a fully-diluted basis upon the closing of the Transaction, the following factors support the conclusion that the Transaction would not constitute a change of control (Nasdaq Listing Rules provide a different definition of a change of control):

●	It is not a merger or consolidation that would result in a change of the beneficial ownership of the Company of more than 50% of the Company’s issued and outstanding voting shares immediately upon the closing of the Transaction;

●	Sellers are not entitled to special voting rights, registration rights, rights to nominate or appoint directors or officers or anti-dilution protection;

●	The current directors and executive officers of the Company are expected to continue as directors and executive officers of the Company following the completion of the Transaction and will continue to exercise the decision-making capacity;

●	Furthermore, pursuant to the Purchase Agreement, upon the completion of the Transaction, the Company shall appoint all of the three (3) new directors of the Target.

4)	The reason the Company is seeking approval from its stockholders in connection with the Transaction is to comply with the Nasdaq Listing Rules 5635(a), (b), and (d) since the Transaction contemplates the issuance of the common stock in excess of 20% of the number of shares of common stock outstanding before such issuance. Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock or voting power of an issuer could constitute a change of control for purposes of Listing Rule 5635(b) and requires stockholder approval. The Purchase Agreement provides that the approval of the Company’s stockholders is also one of the conditions to the closing of the Transaction.

5)	Merger, consolidation, change of control/tender offer or sale of all or substantially all assets of a company often involve higher risks for stockholders because those transactions result in a material modification of rights of existing stockholders. This Transaction would not result in a material modification of rights of existing stockholders. The Company’s existing stockholders will continue to be stockholders of the same Company, although with a combined business, governed by the same provisions of the Nevada corporate laws and the Company’s organizational documents, and will be entitled to the same voting and other rights after the completion of the Transaction as they are now, before the Transaction is consummated. This is one of the main distinctions between those transactions and the Transaction and is directly related to the assessment of materiality of whether disclosures required under Items 13(a) and 14 of Schedule 14A, including disclosures of the Target’s business, MD&A and financial statements are material in making the informed voting decision here. Since the rights of the Company’s stockholders would not be materially changed as a result of the Transaction, they may not need to receive the same detailed disclosures of a business the Company is acquiring compared to stockholders in mergers, consolidations, change of control transactions/tender offers.

6)	The main risk to existing stockholders of the Company, assuming the Transaction is consummated, is that it would result in dilution of their beneficial ownership in the Company. However, a similar risk exists in connection with the issuance of additional securities of the Company pursuant to other transactions, such as private placement offerings, unrelated to an acquisition.

United States Securities and Exchange Commission

Attn: Nicholas O'Leary and Conlon Danberg

Based on these facts, the omission of specific disclosures under Items 13(a) and 14 of Schedule 14A, including the Target’s financial statements and Target’s MD&A in this proxy statement would not be material for the Company’s stockholders in making an informed voting decision.

However, if the Commission determines that Target’s financial statements need to be included in this proxy statement, the Company is requesting the Commission to grant a relief from these requirements and to permit the Company to follow the requirements of the financial statements of an acquiree pursuant to Rule 3-05 and Articles 11 of Regulation S-X when the Company files its current report on Form 8-K for Items 2.01 and 9.01 for the completion of the Transaction. We believe that such an approach would be in the best interests to the Company and the Company’s stockholders, specifically taking into an account the timing of such disclosures outlined below, Moreover, the Target is encountering financial difficulties and, in order to be able to continue its operations, the parties desire to consummate the Transaction without delay.

The Target is a foreign private company, and as such, Item 8.A.4 of Form 20-F is applicable to determination of the age of financial statements in registration statements of foreign private issuers as well as the age of financial statements in proxy statements. Under Item 8.A.4 of Form 20-F, a registrant may include the audited financial statements that are 15 months old at the time of the offering, except in the case of the IPO, not applicable here. If the Commission determines that Target’s financial statements as foreign businesses need to be included in this proxy statement, the Target would not be currently required to provide audited financial statements for the most recently completed fiscal year (2024), but instead will be required to provide the audited financial statements for 2023 and 2022. Given the fact that the Target’s audited financial statements for the fiscal year ended 2024 are not currently required, the Target needs additional time to complete these financial statements. Based on these circumstances, the Purchase Agreement provides that the Target is required to deliver the audited financial statements for the fiscal year 2024 at the closing of the Transaction. The Purchase Agreement also includes the provision that if the closing does not occur within 90 days from the date of the execution, the Transaction will be terminated. It is in the best interest of the Company and its stockholders to close the Transaction as promptly as possible.

If the Commission permits the Company to include the required financial statements of the Target upon the completion of the Transaction, which will occur after March 31, 2025, instead of including them in this proxy statement, and assuming that the Company’s stockholders approve this acquisition proposal, this will allow the Company to complete the Transaction timely, and upon the completion, the Company will include Target’s audited financial statements for 2024 and for 2023, together with the required pro forma in a current report on Form 8-K or 8-K/A, as applicable, pursuant to Rules 3-01(h), 3-02(d) of Regulation S-X, Article 11 of Regulation S-X and/or Item 8.A.4 of Form 20-F. This will allow the Company to comply with applicable rules and also to complete the Transaction timely.

Another difference is that pursuant to Item 14 of Schedule 14A, MD&A of companies to be acquired may be required in proxy statements (if it is material); however, MD&A of foreign business already acquired is not required for financial statements under Rules 3-05 and 3-09 of Regulation S-X, which need to be filed upon completion of an acquisition. Based on the argument that the Company believes that disclosure of MD&A of the Target in this proxy statement is not material to the Company’s stockholders in making their informed voting decision for this proposal, and given the fact that the Target is not currently required to file the audited financial statements for 2024, but that the MD&A would be needed for the year ended 2024, this is an additional factor evidencing that such requirements would result in delay of the completion of the Transaction, and more importantly, may cause confusion to the Company’s stockholders based on the different age requirements of MD&A and the audited financial statements of the Target. The Company respectfully requests the Commission to grant its request to omit MD&A of the Target in this proxy statement.

United States Securities and Exchange Commission

Attn: Nicholas O'Leary and Conlon Danberg

2. We note you did not provide pro forma financial information pursuant to Item 14(b)(11) of Schedule 14A. Please revise to provide pro forma financial information prepared in accordance with Article 11 of Regulation S-X or provide us with your analysis as to why you are not required to do so.

Response: The Company is referencing its response to the Staff’s comment #1 in assessing that pro-forma information is not material for the exercise of prudent judgment by the Company’s stockholders in regard to the Transaction, and therefore, may be omitted. If, however, the Commission determines that the pro-forma needs to be included in this Preliminary Proxy Statement, please consider the difference in calculating the age of the pro forma financial information of a foreign target company, included in a registration statement of a U.S. domestic registrant on Form S-4, applicable here. Here, the Company is a U.S. registrant, and the Target is a foreign target non-reporting company. In this case, the age of the pro forma information may be determined by reference to Rule 3-12 of Regulation S-X governing U.S. registrant; which would require the foreign target company to include in a Form S-4 (or in this proxy statement) a period in the pro forma information that would be more current than its separate historical financial statements. In this case, the Target audited financial statements for 2024 are not required yet, but the pro forma would be based on December 31, 2024.

Although Article 11 of Regulation S-X permits the periods included for the target company to differ from those of the registrant by up to 93 days and to use combinations of periods that involve overlaps or gaps in the information of the target company of up to 93 days, the requirement to include pro forma in the proxy statement under these circumstances would result in additional challenges in completion of the Transaction. However, if the pro forma financial information pursuant to Article 11 of Regulation S-X would instead be included under current report on Form 8-K or 8-K/A, upon the completion of the Transaction, the timing of the closing of the Transaction after March 31, 2025, would make this significantly easier to the Company and the Target, as this would reconcile the periods for the pro forma information, as the pro forma for both the Target and the Company would be based on December 31, 2024. For all these reasons, the Company respectfully requests that pro forma information to be omitted from this proxy statement, and instead to be included upon the completion of the Transaction on Form 8-K or 8-K/A.

3. The preliminary proxy statement was filed using the EDGAR tag “PRE 14A” rather than the required tag “PREM14A,” which tag indicates that the materials relate to a merger, acquisition, or disposition. Please file any revised preliminary proxy statement with the PREM14A EDGAR tag and ensure that any subsequent proxy March 6, 2025 statement filings are properly designated. Filers must prepare electronic filings in the manner prescribed by the EDGAR Filer Manual. See Rule 301 of Regulation S-T.

Response: In response to this Staff’s comment, the Company will file a revised preliminary proxy statement with the PREM14A EDGAR tag in accordance with Rule 301 of Regulation S-T.

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff
Eleanor Osmanoff